Exhibit 1

Contact:
Robi Hartman
I.I.S Intelligent Information Systems, Ltd.
011-972- 3-751-0007

FOR IMMEDIATE RELEASE

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.

ANNOUNCES THAT ITS WHOLLY-OWNED SUBSIDIARY IS
SCALING DOWN OPERATIONS

Ramat Gan, ISRAEL, October 29, 2008 – I.I.S. Intelligent Information Systems Ltd. (IISLF.OB).

RAMAT GAN, Israel, October 29 – I.I.S. Intelligent Information Systems Ltd. (IISLF.OB)(“IIS”) announced that its sole wholly-owned subsidiary, Witech Communications Ltd. (“Witech”), has significantly scaled-down its operations and has given notice to most of its employees. Although income from operations during 2008 has exceeded income for the corresponding period in 2007, due to the prevailing economic climate IIS and Witech have succeeded in raising only approximately $3,600,000 of the approximately $6,000,000 required to sustain Witech’s operations. The remaining employees will continue to provide technical support to existing installations and to deal with any new installations that may be required. In addition, Witech’s founders and certain other key employees are currently continuing to provide services without being paid. In the event that the projected revenues will not be sufficient to sustain the reduced level of operations, additional actions will be required and management is evaluating the situation on an on-going basis. IIS and Witech are continuing negotiations with potential investors and are evaluating alternative business strategies, but no assurance can be given that any such efforts will be successful.

IIS currently has approximately $3,000,000 principal amount of convertible debt outstanding and Witech has approximately $1,500,000 principal amount of non-convertible debt outstanding to various lenders.

IIS, through Witech. which it acquired in January 2008, is engaged in the field of video transmission using wireless communications technology. Witech, together with its wholly owned Delaware subsidiary, develops, manufactures, installs, operates and supports on-ride video systems for use on thrill rides and other attractions in amusement parks.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.